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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a)	Name of Issuer	(b)	IRS Ident. No.	(c)	S.E.C. File No.

	AirNet Communications Corporations		593218138		000-28217

(d)	Address of Issuer			(e)	Telephone

	100 Rialto Place		Melbourne, Florida 32901		321 984-1990

	(Street)		(City) (State) (Zip Code)		(Area Code) (Numbers)

2(a)	Name of Person For Whose Account the Securities are to be Sold	(b)	IRS Ident. No.	(c)	Relationship to Issuer

	Live Cycles Holding Co.		980210941		Stockholder

(d)	Address

	1000 Place Jean-Paul Riopelle 4th Floor, Section B		Montreal, P.Q, Canada H2Z 2B3

	(Street)		(City) (State) (Zip Code)

INSTRUCTION:	The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a) Title of the Class of Securities to be Sold	(b) Name and Address of Each Broker Through Whom the Securities Are to be Offered or Each Market Maker Who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units to be Sold (See Instr. 3(c))	(d) Aggregate Market Value (See Instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (Mo/Day/Yr) (See Instr. 3(f))	(g) Name of Each Securities Exchange (See Instr. 3(g))

Common Stock	UBS Financial Services Inc. 222 E Carrillo St., Suite 111 Santa Barbara, CA 93101		1,290*	$993.00	24,003,280	8/26/03	Nasdaq

	Morgan Stanley & Co Inc. 1585 Broadway 5th Floor New York, NY 10036

	Deutsche Bank Alex Brown Inc. 1 South Street Mail Drop #BAL01-1306 Baltimore, MD 212020

* It is intended that these shares will be offered through the three brokers listed, though the allocation among such brokers has not yet been definitively determined.

INSTRUCTIONS:

1.	(a)	Name of issuer

	(b)	Issuer’s I.R.S. Identification Number

	(c)	Issuer’s S.E.C. file number, if any

	(d)	Issuer’s address, including zip code

	(e)	Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold

	(b)	Such person’s I.R.S. Identification number, if such person is an entity

	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

	(d)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold

	(b)	Name and Address of each broker through whom the securities are intended to be sold

	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

	(f)	Approximate date on which the securities are to be sold

	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Common Stock	6/11/99	On 6/11/99 Tandem PCS Investments, L.P. (“Tandem”) acquired a Common Stock Purchase Warrant which was exercised (through a cashless exercise provision), with the underlying shares being received and distributed to all of the partners of Tandem on or around the date hereof.	Issuer	1,290	6/11/99	Cash

INSTRUCTIONS:

1.	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2.	If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

Caisse de Depot et Placement du Quebec, 1000 Place Jean Paul Riopelle 4th Floor, Section B, Montreal, P.Q., Canada H2A 2B3	Common Stock	8/26/03	642,703	Approximately $494,881.00

REMARKS:

Caisse de Depot et placement du Quebec (“Caisse”) controls Live Cycles Holding Co. (“Live Cycles”). Accordingly, sales of the Issuer’s securities by Caisse and Live Cycles may have to be aggregated for purposes of paragraph (e) of Rule 144.

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

LIVE CYCLES HOLDING CO.
8/26/03	By: /s/ Yvan Deschamps	By: /s/ Andre Bourbonnais
	Name: Yvan Deschamps	Name: Andre Bourbonnais
	Its: Manager	Its: President
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the persons for whose account the securities are to be sold.
At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)